P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

November 9, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Materials for a Special Meeting of Shareholders
Transamerica Partners Funds Group (File Nos. 033-61810, 811-07674)
Transamerica Partners Funds Group II (File Nos. 333-00295, 811-07495)
Transamerica Asset Allocation Variable Funds (File Nos. 333-08543, 811-07717)
Transamerica Partners Portfolios (File Nos. N/A, 811-08272) (each a “Registrant”)

Dear Sir or Madam:

On behalf of the above-mentioned Registrants, we are filing today electronically through the EDGAR system, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 and Rule 20a-1 under the Investment Company Act of 1940, as amended, a preliminary proxy statement and notice of special meeting of shareholders (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the Registrants scheduled to be held on February 15, 2013.

The Proxy Materials propose the following matters: (i) the election of board members, (ii) the approval of changes for each series of the Registrants’ investment policies, and (iii) the approval of a new sub-advisory agreement with a new sub-adviser.

The Registrants intend to release definitive Proxy Materials to shareholders on or about November 20, 2012.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.

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